

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Mary Andrews Carlisle
Senior Vice President and Chief Financial Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL 35242

> **Re: Vulcan Materials Company**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **filed February 24, 2023**
> **File No. 001-33841**

Dear Mary Andrews Carlisle:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation